Exhibit 4.23

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
As of January 31, 2020, Wyndham Destinations, Inc. (“Wyndham”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: 600,000,000 authorized shares of common stock, $0.01 par value per share (the “Common Stock”), of which 87,302,399 are outstanding. Wyndham is also authorized to issue 6,000,000 shares of preferred stock, $0.01 par value per share (the “Preferred Stock”), none of which are outstanding.
The following descriptions of the Common Stock and Preferred Stock are summaries and do not purport to be complete. They are subject to and qualified in their entirety by reference to Wyndham’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Wyndham’s Second Amended and Restated By-Laws (the “By-Laws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.23 is a part. Wyndham encourages you to read the Certificate of Incorporation, the By-Laws and the applicable provisions of Title 8 of the Delaware General Corporation Law for additional information.
Description of the Common Stock
Dividends
Subject to prior dividend rights of the holders of the Preferred Stock, holders of shares of the Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors (the “Board”) out of funds legally available for that purpose.
Voting Rights
Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders. Holders of shares of the Common Stock do not have cumulative voting rights. In other words, a holder of a single share of Common Stock cannot cast more than one vote for each position to be filled on the Board. A consequence of not having cumulative voting rights is that the holders of a majority of the shares of Common Stock entitled to vote in the election of directors can elect all directors standing for election, which means that the holders of the remaining shares will not be able to elect any directors.
Other Rights
In the event of any liquidation, dissolution or winding up of Wyndham, after the satisfaction in full of the liquidation preferences of holders of the Preferred Stock, holders of shares of the Common Stock are entitled to ratable distribution of the remaining assets available for distribution to stockholders. The shares of the Common Stock are not subject to redemption by operation of a sinking fund or otherwise. Holders of shares of the Common Stock are not currently entitled to pre-emptive rights.
Fully Paid
The issued and outstanding shares of the Common Stock are fully paid and non-assessable. This means the full purchase price for the outstanding shares of the Common Stock has been paid and the holders of such shares will not be assessed any additional amounts for such shares. Any additional shares of Common Stock that the Company may issue in the future will also be fully paid and non-assessable.
Transfer Agent and Registrar
Broadridge Corporate Issuer Solutions is the transfer agent and registrar for the Common Stock.
Listing
The Common Stock is traded on the New York Stock Exchange under the trading symbol, “WYND.”
Description of the Preferred Stock
The Board, without further action by the holders of the Common Stock, may issue shares of the Preferred Stock. The Board is vested with the authority to fix by resolution the designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions thereof, including, without limitation, redemption rights, dividend rights, liquidation preference and conversion or exchange rights of any class or series of the Preferred Stock, and to fix the number of classes or series of the Preferred Stock, the number of shares constituting any such class or series and the voting powers for each class or series.
The authority possessed by the Board to issue the Preferred Stock could potentially be used to discourage attempts by third-parties to obtain control of Wyndham through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. The Board may issue the Preferred Stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of the Common Stock. There are no current agreements or understandings with respect to the issuance of the Preferred Stock and the Board has no present intention to issue any shares of the Preferred Stock.
Anti-takeover Effects of the Certificate of Incorporation and By-Laws and Delaware Law
Some provisions of the Certificate of Incorporation and By-Laws and of Delaware law could make the following more difficult:

•	acquisition of Wyndham by means of a tender offer;

•	acquisition of Wyndham by means of a proxy contest or otherwise; or

•	removal of Wyndham’s incumbent officers and directors.
These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. The provisions summarized below are also designed to encourage persons seeking to acquire control of Wyndham to first negotiate with the Board. Wyndham believes that the benefits of increased protection give it the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure it and outweigh the disadvantages of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.
Election and Removal of Directors
The Certificate of Incorporation and By-Laws provide that directors will be elected annually for terms expiring at the next succeeding annual meeting. The Board is not classified. At each of the annual meetings of stockholders, the successors of the directors will be elected for a one-year term. The Certificate of Incorporation and By-Laws provide that the directors may be removed with or without cause, only by the affirmative vote of the holders of at least 80% of the voting power of the then outstanding capital stock entitled to vote generally in the election of directors. This system of removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of Wyndham because it generally makes it more difficult for stockholders to replace a majority of the Board.
Size of Board and Vacancies
The Certificate of Incorporation and By-Laws provide that the Board may consist of no less than three and no more than fifteen directors. The number of directors on the Board will be fixed exclusively by the Board, subject to the minimum and maximum number permitted by the Certificate of Incorporation and By-Laws. Newly created directorships resulting from any increase in the authorized number of directors will be filled by a majority of the Board then in office, provided that a majority of the entire Board, or a quorum, is present, and any vacancies in the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause will be filled generally by the majority vote of the remaining directors in office, even if less than a quorum is present.
Elimination of Stockholder Action by Written Consent
The Certificate of Incorporation and By-Laws expressly eliminate the right of the stockholders to act by written consent. Stockholder action must take place at the annual or a special meeting of the stockholders.
Stockholder Meetings
Under the Certificate of Incorporation and By-Laws, only the chairman of the Board or the chief executive officer may call special meetings of the stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals
The By-Laws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of the Board or a committee of the Board.

Delaware Anti-takeover Law
Wyndham is subject to Section 203 of the Delaware General Corporation Law, as amended (the “DGCL”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person becomes an interested stockholder, unless the business combination or the transaction in which such person becomes an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board and the anti-takeover effect includes discouraging attempts that might result in a premium over the market price for the shares of the Common Stock.
Supermajority Voting
The Certificate of Incorporation provides that amendments to provisions in the Certificate of Incorporation relating to the general powers of the Board, the number, classes and tenure of directors, filling vacancies on the Board, removal of directors, limitation of liability of directors, indemnification of directors and officers, special meetings of stockholders, stockholder action by written consent, the supermajority amendment provision of the By-Laws and the supermajority amendment provision of the Certificate of Incorporation will require the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote generally in the election of directors. The Certificate of Incorporation and By-Laws provide that amendments to the By-Laws may be made either (i) by the affirmative vote of the at least a majority of the entire Board or (ii) by the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote generally in the election of directors.
No Cumulative Voting
The Certificate of Incorporation and By-Laws do not provide for cumulative voting in the election of directors.
Undesignated Preferred Stock
The authorization in the Certificate of Incorporation of undesignated preferred stock makes it possible for the Board to issue the Preferred Stock with voting or other rights or preferences that could impede the success of any attempt to change control of Wyndham. The provision in the Certificate of Incorporation authorizing such Preferred Stock may have the effect of deferring hostile takeovers or delaying changes of control of the management.
Exclusive Forum
Unless Wyndham consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on its behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by director, officer, other employee or stockholder of Wyndham to Wyndham or Wyndham’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the By-Laws or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, any state or federal court in the State of Delaware. Any person or entity purchasing or otherwise acquiring any interest in shares of Wyndham’s capital stock is deemed to have notice of and consented to the foregoing provisions of the By-Laws.
Limitation on Liability of Directors and Indemnification of Directors and Officers
Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed actions, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (other than an action by or in the right of the corporation-a “derivative action”), if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

The Certificate of Incorporation provides that no director shall be liable to Wyndham or Wyndham’s stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation on liability is not permitted under the DGCL, as now in effect or as amended. Currently, Section 102(b)(7) of the DGCL requires that liability be imposed for the following:

•	any breach of the director’s duty of loyalty to Wyndham or Wyndham’s stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; and

•	any transaction from which the director derived an improper personal benefit.
The Certificate of Incorporation and By-Laws provide that, to the fullest extent authorized or permitted by the DGCL, as now in effect or as amended, Wyndham will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that such person is or was a director or officer, or by reason of the fact that a director or officer is or was serving, at Wyndham’s request, as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans maintained or sponsored by Wyndham. Wyndham will indemnify such persons against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if such person acted in good faith and in a manner reasonably believed to be in or not opposed to Wyndham’s best interests and, with respect to any criminal proceeding, had no reason to believe such person’s conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such actions, and court approval is required before there can be any indemnification where the person seeking indemnification has been found liable to Wyndham. Any amendment of this provision will not reduce Wyndham’s indemnification obligations relating to actions taken before an amendment.
Wyndham maintains policies that insure its directors and officers and those of its subsidiaries against certain liabilities they may incur in their capacities as directors and officers. Under these policies, the insurer, on Wyndham’s behalf, may also pay amounts for which Wyndham has granted indemnification to the directors or officers.

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